Exhibit (h)(18)
FOURTH AMENDMENT TO THE
JANUS ASPEN SERIES
AMENDED AND RESTATED TRANSFER AGENCY AGREEMENT
          This AMENDMENT is made this 30th day of April, 2010, between JANUS ASPEN SERIES, a Delaware statutory trust (the “Trust”) and JANUS SERVICES LLC, a Delaware limited liability company (“JSLLC”).
WITNESSETH
          WHEREAS, the Trust and JSLLC are parties to an Amended and Restated Transfer Agent Agreement, dated December 10, 2002, as amended December 14, 2007, October 2, 2008 and April 30, 2009 (the “Agreement”);
          WHEREAS, the parties desire to amend the Agreement as set forth in greater detail below;
          WHEREAS, the parties have agreed to amend Section 5 of the Agreement to delete reference to one portfolio, Janus Aspen INTECH Risk-Managed Core Portfolio in connection with its liquidation and termination; and
          WHEREAS, the parties have obtained appropriate Trustee approval to amend the Agreement;
          NOW, THEREFORE, in consideration of the mutual promises set forth and for other good and valuable consideration, the parties agree to amend the Agreement as follows:
1.	Section 5 of the Agreement shall be deleted in its entirety and replaced with the following:
          “5. Compensation and Expenses. Each class of the Trust shall reimburse JSLLC for out-of-pocket expenses incurred by JSLLC in connection with its performance of services rendered under this Agreement to that class. JSLLC shall bill the appropriate class as soon as practicable after the end of each calendar month for the expenses for that month. The class shall promptly pay to JSLLC the amount of such billing. In addition, JSLLC may receive from Services Shares of Janus Aspen Perkins Mid Cap Value Portfolio a fee at an annual rate of up to 0.10% of the average daily net assets of the Service Shares of the Portfolio, to compensate JSLLC for providing, or arranging for the provision of record keeping, sub-accounting, and administrative services to retirement or pension plan participants, variable contract owners or other underlying investors investing through institutional channels.”

2.	The parties acknowledge that the Agreement, as amended, remains in full force and effect as of the date of this Amendment, and that this Amendment, together with the Agreement and any prior amendments, contains the entire understanding and the full and complete agreement of the parties and supersedes and replaces any prior understandings and agreements among the parties respecting the subject matter hereof.
3.	This Amendment may be contemporaneously executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date first above written.

JANUS SERVICES LLC
By:	/s/ Heidi Hardin
Heidi W. Hardin
Senior Vice President and General Counsel

JANUS ASPEN SERIES
By:	/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Vice President, Chief Legal Counsel and Secretary